                             BELL, BOYD & LLOYD LLC
                           Three First National Plaza
                       70 West Madison Street, Suite 3300
                          Chicago, Illinois 60602-4207
                                  312 372-1121
                                Fax 312 827-8000

                                  June 3, 2004




BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                               Cortina Funds, Inc.
                       1933 Act Registration No. 33-115299
                       1940 Act Registration No. 811-21580

Ladies and Gentlemen:

     On May 7, 2004, on behalf of Cortina Funds, Inc. (the "Fund"), we filed via EDGAR the Fund's initial registration statement on Form N-1A, which contained two prospectuses: the Investor Shares prospectus (the "Investor Prospectus") and the Institutional Shares prospectus (the "Institutional Prospectus"). On June 2, 2004, we spoke with Mr. Randolph S. Koch, an examiner with your Division of Investment Management assigned to the Fund, regarding requesting selective review for the Institutional Prospectus.

     REQUEST FOR SELECTIVE REVIEW OF THE INSTITUTIONAL PROSPECTUS. We are requesting selective review of the Institutional Prospectus. The Institutional Prospectus contains only immaterial differences from the Investor Prospectus, except that (page numbers refer to the Institutional Prospectus):

     1. the Institutional Shares charge no 12b-1 fees (see cover page and page 5);

     2. the maximum total annual fund operating expenses (after reimbursement by the Fund's investment adviser) for the Institutional Shares is anticipated to be lower than the maximum total annual fund operating expenses (after reimbursement) for the Investor Shares by 0.25%, which percentage is equivalent to the 12b-1 fees charged to investor shares (see page 5);

     3. the minimum investment amounts are significantly higher for Institutional Shares (see cover page and pages 7 and 9);

     4. certain account types described in the Institutional Prospectus are not available in the Investor Prospectus, and vice versa; for example, the Institutional Prospectus

Securities and Exchange Commission
June 3, 2004
Page 2

          describes account types for trusts, employee benefit and profit sharing plans but does not describe account types for minors or individual retirement accounts (see page 8); and

     5. under "How to Buy Shares," two paragraphs were added providing pertinent details for an Institutional Shares' investor (see page 10).

     ADDITIONAL FILINGS AND ANTICIPATED EFFECTIVE DATE. The Fund will file a pre-effective amendment to the initial registration statement - with a designated effective date of July 1, 2004 - before the registration statement becomes effective under the Securities Act of 1933.

     COMMENTS. Please direct any comments to the undersigned at 312-781-6014 or Alan Goldberg at 312-807-4227.

                                        Very truly yours,

                                        /s/ Robert Y. Tseng

                                        Robert Y. Tseng

Copy to Ms. Lori K. Hoch